CERUS CORPORATION

1220 Concord Ave., Suite 600

Concord, California 94520

(925) 288-6000

November 13, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cerus Corporation

Registration Statement on Form S-3

Filed November 2, 2023

File No. 333-275284

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-275284) (the “Registration Statement”) to become effective on Wednesday, November 15, 2023, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Chadwick Mills of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Chadwick Mills of Cooley LLP, counsel to the Registrant, at (650) 843-5654, or in his absence Christine Turner of Cooley LLP at (720) 566-4163.

Very truly yours,

CERUS CORPORATION

By:	/s/ Chrystal Jensen
Name:	Chrystal Jensen
Title:	Chief Legal Officer and General Counsel

cc:	Chadwick Mills, Cooley LLP

Christine Turner, Cooley LLP